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                              June 9, 2023

       Xiaoping Chen
       Chief Executive Officer
       Viomi Technology Co., Ltd
       Wansheng Square, Rm 1302 Tower C
       Xingang East Road , Haizhu District
       Guangzhou, Guangdong , 510220
       People   s Republic of China

                                                        Re: Viomi Technology
Co., Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed April 25,
2023
                                                            File No. 001-38649

       Dear Xiaoping Chen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third-party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third-party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 Xiaoping Chen
FirstName  LastNameXiaoping
Viomi Technology  Co., Ltd Chen
Comapany
June 9, 2023NameViomi Technology Co., Ltd
June 9,
Page 2 2023 Page 2
FirstName LastName
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third-party certifications such as affidavits as the basis for your disclosure.
3.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for Viomi Technology Co., Ltd or the consolidated variable interest entities. We also note that your list of significant subsidiaries and consolidated variable interest entities in
         Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that
Item 16I(b) requires that
         you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-3737. If
you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact SiSi Cheng at
(202) 551- 5004
or Hugh West at (202) 551-3872 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing